Exhibit 21.01

List of Subsidiaries

Name	Jurisdiction of Incorporation
Woodman Labs Cayman, Inc.	Cayman Islands
GoPro Hong Kong Limited	Hong Kong
GoPro GmbH	Germany
GoPro do Brasil Participações Ltda.	Brazil
GoPro Coöperatief U.A.	The Netherlands
GoPro Technology Limited	China
GoPro Trading Limited	China
GT 2 Acquisition Sub LLC	United States
GoPro Mobility, LLC	United States